Exhibit 99.8

Consent of Report of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-264838, 333-276111, 333-276112 and 333-281205 on Form S-8, Registration Statement No. 333-236213 and its Post-Effective Amendment No. 2 on Form S-8, Registration Statement 333-226663 and its Post-Effective Amendment No. 2 on Form S-8, Registration Statement No. 333-283687 on Form F-10EF, and Registration Statement No. 333-279253 on Form F-3D and to the use of our reports dated February 13, 2025 relating to the consolidated financial statements of Fortis Inc. and the effectiveness of Fortis Inc.'s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2024.

/s/ Deloitte LLP
Chartered Professional Accountants

St. John’s, Canada
February 14, 2025